UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              BEARINGPOINT, INC.
                              ------------------
                               (Name of Issuer)


                   Common Stock, $0.01 par value per share
                   ---------------------------------------
                        (Title of Class of Securities)


                                   074002106
                                   ---------
                                (CUSIP Number)


                                 May 30, 2008
                                 ------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 7 Pages

                                                               Page 2 of 7 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       Delaware
.................................................................................
Number of           5.  Sole Voting Power               None
Shares              ............................................................
Beneficially        6.  Shared Voting Power             30,334,193
Owned by Each       ............................................................
Reporting           7.  Sole Dispositive Power          None
Person With         ............................................................
                    8.  Shared Dispositive Power        30,334,193
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       30,334,193
.................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       13.55% based on 223,859,623 shares outstanding as of May 1, 2008.(1)
.................................................................................
12.    Type of Reporting Person:

       OO


------------------------
(1) Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 217,900,530 shares outstanding as of May 1, 2008. The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                                               Page 3 of 7 Pages

.................................................................................
1.     Names of Reporting Persons.

       I.R.S. Identification Nos. of above persons (entities only).


       LAWRENCE M. ROBBINS
.................................................................................
2.     Check the Appropriate Box if a Member of a Group

       (a) [ ]

       (b) [ ]
.................................................................................
3.     SEC Use Only
.................................................................................
4.     Citizenship or Place of Organization

       United States of America
.................................................................................
Number of           5.  Sole Voting Power               None
Shares              ............................................................
Beneficially        6.  Shared Voting Power             30,334,193
Owned by Each       ............................................................
Reporting           7.  Sole Dispositive Power          None
Person With         ............................................................
                    8.  Shared Dispositive Power        30,334,193
.................................................................................
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

       30,334,193
.................................................................................
10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)

       [ ]
.................................................................................
11.    Percent of Class Represented by Amount in Row (9)

       13.55% based on 223,859,623 shares outstanding as of May 1, 2008.(1)
.................................................................................
12.    Type of Reporting Person:

       IN

------------------------
(1) Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 217,900,530 shares outstanding as of May 1, 2008. The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                                               Page 4 of 7 Pages

Item 1(a).        Name of Issuer:

                  BearingPoint, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  1676 International Drive, McLean, VA 22102.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


                  i)  Glenview  Capital   Management,   LLC  ("Glenview  Capital
Management");

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners") and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

                                                               Page 5 of 7 Pages

Item 2(b).        Address  of  Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).        Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company;

                  ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).        Title of Class of Securities:

                  Common Stock (the "Shares")

Item 2(e).        CUSIP Number:

                  074002106

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of June 2, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 30,334,193 Shares. This amount consists of: (A) 903,601 Shares held for the account of Glenview Capital Partners; (B) 203,940 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Capital Partners; (C) 15,384,345 Shares held for the account of Glenview Capital Master Fund; (D) 3,261,819 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Capital Master Fund; (E) 6,155,154 Shares held for the account of Glenview Institutional Partners; (F) 1,385,455 Shares issuable upon the conversion of certain convertible notes held for the account of Glenview Institutional Partners; (G) 1,629,479 Shares held for the account of the GCM Little Arbor Master Fund; (H) 934,394 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Master Fund;
(I) 279,392 Shares held for the account of GCM Little Arbor Institutional Partners; (J) 160,303 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Institutional Partners; (K) 23,129 Shares held for the account of GCM Little Arbor Partners; and (L) 13,182 Shares issuable upon the conversion of certain convertible notes held for the account of GCM Little Arbor Partners.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 13.55% of the total number of the 223,859,623 total number of Shares outstanding.(1)

                                                               Page 6 of 7 Pages

Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
-------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                         30,334,193

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:            30,334,193

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


------------------------

(1) Based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 217,900,530 shares outstanding as of May 1, 2008. The Reporting Person may also be deemed to be the beneficial owner of shares issuable upon conversion of certain convertible notes. The shares that would be obtained by the Reporting Person upon conversion have been included as shares outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

                                                               Page 7 of 7 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2008                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                        By:   /s/ Lawrence M. Robbins
                                              -----------------------
                                        Name: Lawrence M. Robbins
                                        Title:   Chief Executive Officer


Date: June 3, 2008                      LAWRENCE M. ROBBINS


                                        /s/ Lawrence M. Robbins
                                        -----------------------